SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 November 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 19 November 2012 re: Disposal

                                                                                                                     19 November 2012

LLOYDS BANKING GROUP ANNOUNCES SALE OF IRISH COMMERCIAL REAL ESTATE LOANS TO AN ENTITY AFFILIATED WITH APOLLO

Lloyds Banking Group plc (the Group) announces today that it has agreed the sale of a portfolio of Irish commercial real estate loans (the Portfolio) to Risali Limited, an entity affiliated with Apollo Global Management, LLC (NYSE: APO) for a cash consideration of £149 million. The transaction is not expected to have a material impact on the Group due to the significant impairment provisions held against the Portfolio, which are higher than the average across the Irish wholesale book because of the particularly distressed nature of these assets. The sale proceeds will be used for general corporate purposes.

The Portfolio generated losses of £202 million in the year to 31 December 2011. The gross assets subject to the transaction are £1,466 million.

This transaction is in line with the Group's strategy of de-risking its balance sheet and reducing its non-core assets.

The transaction is expected to complete in the first quarter of 2013.

- END -

For further information:

Investor Relations
Charles King                                                                          +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@ltsb-finance.co.uk

Corporate Affairs
Emile Abu-Shakra                                                                 +44 (0) 20 7356 1878
Head of Media Relations, Commercial
Email: emile.abu-shakra@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                         LLOYDS BANKING GROUP plc
                                                                                                                                                                                                                         (Registrant)

                                                                                                                                                                                                                         By: Charles King
                                                                                                                                                                                                                         Name: Charles King

                                                       Title:  Investor Relations Director

Date: 19 November 2012